Exhibit 99.1

Origin Agritech Limited Reports First Quarter Financial Results for Three Months ended December 31, 2008

Deferred Revenues of RMB 176.6 Million Increased 57.6% from RMB 112.0 Million

Revenues of RMB 56.33 Million Increased 113.69% from RMB 26.36 Million

BEIJING--(BUSINESS WIRE)--April 2, 2009--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China today announced unaudited financial results for the first quarter ended December 31, 2008. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the first quarter of fiscal 2009, the Company generated revenues of RMB 56.33 million (US$8.24 million), an increase of 113.69% from RMB 26.36 million (US$3.61 million) generated in the three months ended December 31, 2007. The revenues were mainly from the sales of canola seeds, which increased from RMB 24.06 million (US$3.30 million) for the three months ended December 31, 2007 to RMB 42.74 million (US$6.25 million) for the three months ended December 31, 2008. Gross margins for canola seed sales were 47.9%, a 0.4% decrease from the gross margin for canola seed sales 48.3% for the three months ended December 31, 2007.

Gross profit for the three-months ended December 31, 2008 was RMB15.40 million (US$2.25 million) compared to RMB 3.34 (US$0.46 million) in the same period of the prior year.

Total operating expenses for the three-months ended December 31, 2008 were RMB39.96 million (US$5.85 million) decreased 15.0% as compared with RMB 47.01 million (US$6.44 million) reported for the same period in 2007. Selling and marketing expenses were RMB13.24 million (US$1.94 million) for the first quarter of 2008, representing a decrease of 5.5% from RMB 14.01 million (US$1.92 million) for the same period of the last year. This decrease was mainly due to a change in the salary structure, lower rental fees, and lower advertising expenses though expenses were lower across a variety of categories. General and administrative expenses of RMB17.91 million (US$2.62 million) for the first quarter ended December 31, 2008, decreased 23.4% from RMB23.38 million (US$3.21 million) for the three months ended December 31, 2007 mainly due to the lower property depreciation charges and lower consulting fees though again expenses were lower across a variety of categories. Research and development expenses decreased slightly by 8.36% to RMB8.82 million (US$1.29 million) for the three-months ended December 31, 2008 from RMB9.62 million (US$1.32 million).

Operating loss for the first quarter of 2008 amounted to RMB24.56 million (US$3.59 million) compared with an operating loss of RMB43.67 million (US$5.99 million) for the same period in 2007.

Net loss for the first quarter of 2008 was RMB19.48 million (US$2.85 million), or RMB 0.85 (US$0.12) per diluted share, as compared to a net loss of RMB15.37 million (US$2.11 million), or RMB 0.67 (US$0.09) per diluted share in the same period one year ago.

BALANCE SHEET

Origin's balance sheet at December 31, 2008 included cash and cash equivalents of RMB119.78 million (US$17.53 million), working capital of RMB57.56 million (US$8.42 million), and shareholders' equity of RMB246.21 million (US$36.03 million).

Deferred revenue was RMB176.63 million (US$ 25.84 million) increased 57.63% for the three-months ended December 31, 2008 as compared to RMB112.05 million (US$ 15.36 million) for the same period last year.

The Company received fewer advances from customers of RMB138.53 million (US$20.27 million) for the three-months ended December 31, 2008 period as compared to RMB179.72 million (US$24.64 million) for the quarter ended December 31, 2007. This is in part due to a slower receiving timeline in Northwest China.

FISCAL 2009 GUIDANCE

Based on its current outlook, and existing and anticipated business conditions, Origin reiterates the revenue guidance for FY 2009 in the range of RMB 560 million to RMB 580 million and operating cash flow range of RMB 80 million for the fiscal year ending September 30, 2009.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural technology company specializing in agricultural biotechnology research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The hybrid seed industry is estimated at US $2.5 billion and that is expected to double within the next five years. The Company currently operates facilities in 30 of 32 provinces in China. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed 26 proprietary corn seed products, 19 proprietary rice seed products, 5 proprietary cotton seed products and 4 proprietary canola seed products that are in commercial production and distribution as of December 2008. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on March 23, 2009. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)

	Three months ended December 31,
	2007	2007	2008	2008
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	26,359	3,614	56,334	8,242
Cost of revenues	(23,023)	(3,156)	(40,935)	(5,989)

Gross profit	3,336	458	15,399	2,253

Operating expenses:
Selling and marketing	(14,007)	(1,920)	(13,238)	(1,937)
General and administrative	(23,383)	(3,205)	(17,906)	(2,621)
Research and development	(9,620)	(1,319)	(8,816)	(1,290)

Total operating expenses	(47,010)	(6,444)	(39,960)	(5,848)

Loss from operations	(43,674)	(5,986)	(24,561)	(3,595)
Interest expense	(9,022)	(1,237)	(4,466)	(653)
Share of earnings in equity investee companies	521	71	365	53
Interest income	1,971	270	-	-
Other income	280	38	321	47
Changes in the fair value of embedded derivatives	18,993	2,604	3,297	482

Loss before income taxes and minority interests	(30,931)	(4,240)	(25,044)	(3,665)
Income tax expense
Current	(1,185)	(162)	(11)	(2)
Deferred	8,617	1,181	2,148	314

Income tax expense	7,432	1,019	2,137	312

Loss before minority interests	(23,499)	(3,221)	(22,907)	(3,352)
Minority interests	8,130	1,115	3,184	466

Net Loss	(15,369)	(2,106)	(19,723)	(2,886)

Net loss per share – basic	(0.67)	(0.09)	(0.86)	(0.13)

Net loss per share – diluted	(0.67)	(0.09)	(0.86)	(0.13)

Shares used in calculating basic net loss per share	22,974,059	22,974,059	23,013,692	23,013,692

Shares used in calculating diluted net loss per share	22,974,059	22,974,059	23,013,692	23,013,692

Cash dividend per share	-	-

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	September 30,		December 31
	2008	2008	2008	2008
	RMB	US$	RMB	US$
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	102,263	15,061	119,778	17,525
Debt securities	-	-
Accounts receivable, net	4,686	691	3,918	573
Due from related parties	8,458	1,246	5,492	804
Advances to suppliers	1,937	285	8,843	1,294
Advances to growers	45,488	6,699	0	0
Inventories	387,734	57,104	628,537	91,964
Income tax recoverable	1,697	250	1,697	248
Prepaid expenses and other current assets	13,279	1,956	12,465	1,824

Total current assets	565,542	83,292	780,730	114,232
Land use rights, net	21,055	3,101	20,869	3,053
Plant and equipment, net	146,372	21,557	145,988	21,360
Equity investments	65,384	9,630	65,749	9,620
Goodwill	16,665	2,454	16,665	2,438
Due from related parties	-	-	0	0
Acquired intangible assets, net	32,305	4,758	32,759	4,793
Deferred income tax assets	26,192	3,857	28,339	4,146
Other assets	20,781	3,061	15,382	2,253

Total assets	894,296	131,710	1,106,481	161,895

Liabilities, minority interests and shareholders’ equity
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	163,940	24,145	208,840	30,556
Accounts payable	7,924	1,166	26,086	3,817
Due to growers	14,033	2,067	46,068	6,740
Due to related parties	15,671	2,308	13,905	2,035
Advances from customers	138,804	20,443	138,526	20,268
Deferred revenues	34,848	5,132	176,634	25,844
Income tax payable	39,059	5,753	39,059	5,715
Other payables and accrued expenses	73,297	10,796	74,050	10,835

Total current liabilities	487,576	71,810	723,168	105,810

Long-term borrowings	65,294	9,616	67,038	9,809
Convertible notes, net of discount	33,580	4,946	30,359	4,442
Embedded derivatives-redemption feature	3,658	539	3,658	535
Other long-term liabilities	487,576	71,810	723,168	105,810

Total liabilities	591,048	87,049	824,223	120,596
Minority interests	39,224	5,777	36,040	5,273
Commitments and contingencies
Shareholders’ equity:
Preferred stock (no par value;1,000,000 shares authorized, none issued)	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,472,910 shares issued and 22,974,059 outstanding as of September 30, 2007 and December 31, 2007)	-	-	-	-
Additional paid-in capital	388,860	57,270	390,187	57,090
Retained earnings(deficit)	(84,690)	(12,473)	(104,412)	(15,277)
Treasury stock at cost(498,851 shares)	(29,377)	(4,327)	(29,377)	(4,298)
Accumulated other comprehensive loss	(10,769)	(1,586)	(10,423)	(1,525)

Total shareholders equity	264,024	38,884	245,975	35,990

Total liabilities, minority interests, shareholders equity	894,296	131,710	1,106,238	161,859

Q109 Questions

1.	The “Deferred Revenues” (line item on the balance sheet) represents an increase in the anticipated revenues to be recognized in 3Q09, and this signifies a nice increase in those revenues, correct?
Yes, the “Deferred Revenues” represent the sales by Origin in Q109 that will be deferred to be recognized in Q309. We believe this 36.56% represents a nice increase in our deferred revenues.

2.	What does “Advances from Customers” (line item on the balance sheet) signify?

The “Advances from Customers” (line item on the balance sheet) represents our cash receipts collecting cycle for our revenues this year. This varies from year to year as this year as we are receiving cash payments later this year in the Northeast part of the country, especially for our Changrong company. As a matter of measurement, it may most accurate to consider the aggregate revenue, deferred revenue, and advances from customers of 371.49 million RMB for Q109 increase of 16.8% over 318.112 million RMB from last year Q108. This is an increase of 53.4 million RMB year over year.

3.	How do you expect your cash receipts will trend into Q2 then?

If anything year over year cash receipts should accelerate given that we are collecting later into the season and revenues should assume the same growth patterns we have seen before. Especially with Changrong in the Northeast, they expect cash receipts to accelerate in 2Q09.

4.	Why do you have such few accounts receivable?

Our receivable policy is a strict 100% cash payment before shipment policy, which is why we have very limited accounts receivable. We believe this provides very conservative policy and estimates to our company numbers.

5.	Are your operating expenses down for quarter one 2008 versus quarter one 2007?

Our operating expenses are lower year over year by 7.05 million RMB, a decrease of 15.0%. This is a result of lower spending across the board from salaries to administrative expenses to lower depreciation expenses.

6.	Are your inventory levels normal and is the stock viable at this point?

Yes, they are at very normal levels for December and our inventory is stocked with market oriented products. All inventories are viable for the marketplace. At December 06, inventory was at 86.75 million USD versus 92.67 million USD for December 07. Considering the anticipated increased sales for fiscal year 2009, the 86.34 million USD inventory figure for December 08 is much more streamlined.

7.	What was the composition and gross margin for the revenue recognized in Q109?
The revenue recognized in Q109 was mainly canola seed revenue from the previous selling season which was deferred until Q109. The margins on this seed were 47.94%.

8.	What was the composition of the deferred revenue on the balance sheet in Q109?
The deferred revenue for Q109 was composed of 70.25% corn, 26.27% rice, and 3.49% cotton.

CONTACT:
Origin Agritech Limited
Irving Kau
Vice President, Finance
949.726.8101 or 011.86.136.8108.0243
Irving.kau@originseed.com.cn